May 13, 2008

Mr. Terence O’Brien

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Comment letter dated April 29, 2008 regarding Janus Capital Group Inc. Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the period ended March 31, 2008.

VIA EDGAR

Dear Mr. O’Brien:

I am writing in response to your letter dated April 29, 2008, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and for the Quarterly Report on Form 10-Q for the period ended March 31, 2008 (File No. 001-15253) for Janus Capital Group Inc. (“Janus”).  For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

Janus acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings.  In addition, Janus acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

Form 10-Q for the period ended March 31, 2008

Note 7 – Seed Capital Investments

1.              We have read your response to comment 2 in our letter dated April 10, 2008.  Please revise future filings to disclose the clarifying information contained on pages 5-6 of your response regarding when and why you redeem your invested seed capital and your consideration of SAB 108 in evaluating the effects of the prior period misstatements and the need to restate prior period financial statements.  We believe your responses to the foregoing items would be helpful and material information for your investors.

Response:  In future filings, we will include the clarifying information contained on pages 5-6 of our April 18, 2008 response regarding when and why Janus redeems invested seed capital, our consideration of SAB 108 with respect to prior period misstatements, and that prior periods have not been restated as a result of the difference being immaterial.

2.              You respond that you evaluated your accounting for seed capital during the fourth quarter 2007, which resulted in a different accounting for these investments than previously.  It is not clear to us what prompted this evaluation, as it does not appear that such evaluation is an annual occurrence.  Therefore, as previously requested, please explain to us and disclose in future filings why these amounts were not treated consistently in the periods reported.

Response:  During 2007, we initiated an internal review of our accounting policies with respect to seed capital investments as a result of a proposed future plan to materially increase our total invested seed capital.  We determined that our previous accounting conclusion regarding consolidation of majority-owned investment products was incorrect.  As described in our April 18, 2008 response, we determined that restatement of prior periods was not necessary because the misstatements in prior periods as well as the current period were immaterial and the cumulative impact was recognized in earnings in 2007 in accordance with SAB 108.

As noted in our response to comment 1, future filings will include disclosure as to why these amounts were not treated consistently in the periods reported.

Management’s Discussion and Analysis, page 11

Capital Requirements, page 15

3.              We have read your response to comment 1 in our letter dated April 10, 2008.  As we believe the following disclosure would be helpful and material information for your investors, please revise future filings to include:

•                  An analysis of each of the factors you have identified on page 3 of your response as they relate to future decisions to provide support to the Funds, and

•                  The clarifying information relating to the restructuring of the Stanfield securities on pages 3-4 of your response, which you indicated you would provide in the forepart of your response.  Include updates of the status of the restructuring pursuant to Item 303(a)(3) of Regulation S-K, to the extent material.

Response:  In future filings, we will clarify the process to be undertaken in determining whether or not to provide support to our money market funds (the “Funds”).  To the extent that Janus elects to provide support to the Funds in the future, we will disclose the circumstances and factors taken into consideration that precipitated such an election.  Please note that Janus’ decision to provide or not to provide support to the Funds is based on the preponderance of all facts and circumstances including the factors listed on page 3 of our April 18, 2008 response to the Staff.  No single factor is determinative and there is no predetermined threshold with respect to each factor that would compel Janus to provide support to the Funds.

Pursuant to Item 303(b) of Regulation S-K, we omitted the disclosure regarding the pending restructuring of the Stanfield securities as there had been no developments to the information provided in our Form 10-K for the year ended December 31, 2007.  Notwithstanding the above, we will disclose the pending restructuring as well as any developments in future interim reports.  Additionally, we will continue to comply with Item 303(a)(3) of Regulation S-K by disclosing any material uncertainties, including but not limited to the Stanfield securities, in our annual filings.

*              *              *

Please contact Rob Blakley at 303-394-6407 or me at 303-336-7881 with any further questions or comments.

Sincerely,

/s/ Gregory A. Frost

Gregory A. Frost
Executive Vice President and Chief Financial Officer